Exhibit 99.1

Press Release

VERAXA Biotech to Debut as a Publicly Traded Company Pioneering
Next-Generation Cancer Therapies on June 11, 2026

●	Business combination transaction with Voyager Acquisition Corp. complete, creating a Nasdaq-listed, innovative biopharmaceutical company focused on next-generation cancer therapies of novel bispecific T-cell engagers (TCEs) and antibody-drug conjugates (ADCs)

●	Strengthened financial position with $27.5 million principal amount senior secured note financing and $50 million share purchase agreement to advance VERAXA’s pipeline of oncology drug candidates utilizing its novel BiTAC platform

●	VERAXA recently presented promising data supporting the underlying principle of its novel BiTAC platform technology at the American Association for Cancer Research (AACR) 2026 Annual Meeting

●	VERAXA’s common stock and warrants to commence trading tomorrow on the Nasdaq Capital Market under the ticker symbols “VRXA” and “VRXAW”, respectively

ZURICH, SWITZERLAND – June 10, 2026 – VERAXA Biotech AG, an emerging leader in designing novel cancer therapies, today announced that its previously announced business combination (“Business Combination”) with Voyager Acquisition Corp. (NASDAQ: VACH, “Voyager”), a special purpose acquisition company sponsored by Cantor Fitzgerald & Co., Voyager Acquisition Sponsor Holdco LLC, and Odeon Capital Group LLC, was closed successfully (the “Closing”). Pursuant to the Closing, VERAXA Biotech AG and Voyager merged with and into VERAXA Biotech Holding AG, which will change its name to VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”). The shareholders of Voyager approved the transaction on March 12, 2026. The transaction had been previously approved by VERAXA’s shareholders on February 27, 2026. Tomorrow, on June 11, 2026, VERAXA will commence trading its shares under the symbol “VRXA” and its warrants under the symbol “VRXAW” on the Nasdaq Capital Market.

VERAXA is developing a new generation of bispecific TCEs and ADCs aimed at increasing patient benefit through enlarging the therapeutic window and maximizing safety and efficacy. Central to VERAXA’s strategy is the use of its proprietary technology platform BiTAC (Bi-targeted Tumor-Associated Cytotoxicity), which enables the creation of conditionally activated, AND-gated therapeutic strategies that precisely target cancer cells while leaving healthy cells intact. This highly specific dual-antigen approach targets tumor cells with precision and makes it possible to target solid tumors with non-exclusive cancer markers. VERAXA is currently advancing a pipeline of development programs with a focus on solid tumors, which are predominantly sourced from its BiTAC platform. VERAXA’s BiTAC platform also enables the company to contribute value to developments in complementary therapeutic sectors such as radioimmunoconjugates (RICs) and antibody-oligonucleotide conjugates (AOCs).

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Initial data from VERAXA’s most advanced BiTAC program were presented at the recent American Association for Cancer Research (AACR) Annual Meeting 2026 in San Diego, CA, USA. VERAXA’s BiTAC-TCE candidate performed as intended in vitro and in vivo, attacking cancer cells featuring both target molecules while sparing cells expressing just one of these targets. Data demonstrated a superior safety profile and matching efficacy compared to a more traditional TCE, pointing to the possibility of a significantly improved therapeutic index. The Company’s posters are available on the VERAXA website at www.veraxa.com.

Proceeds from the financings will provide VERAXA with the ability to advance its pipeline of BiTAC-TCE and BiTAC-ADC programs toward clinical development and through initial value inflection points. The financings are comprised of a senior secured note in the principal amount of $27.5 million and a securities purchase agreement of up to $50 million.

“Entering this next chapter as a public company with significant momentum is a transformational milestone for VERAXA,” said Christoph Antz, Ph.D. Chief Executive Officer of VERAXA. “We are grateful for the support received to date from current and new shareholders as the completion of our business combination better positions us to deliver meaningful value to patients with cancer. From here, we look to fully unlocking the transformative therapeutic potential of our BiTAC-TCE and BiTAC-ADC programs and establish our BiTAC platform as a launch pad for a multitude of innovative cancer therapies.”

“VERAXA combines strong technology, excellent science, and an experienced management team - the ideal foundation for sustainable success on an international scale,” added Oliver R. Baumann, Chairman of the VERAXA Board and CEO of Xlife Sciences AG. “Bringing our first portfolio company onto the NASDAQ market and setting VERAXA up for the accelerated growth of its pipeline and organization is a significant milestone for VERAXA and for Xlife Sciences at the same time.”

“New technologies are poised to unlock significant value in two of the most vibrant subsectors in cancer medicine in recent years - bispecific T-cell engagers and ADCs,” said Warren Hosseinion, M.D., Chairman of the Voyager Board of Directors prior to the Closing of the Business Combination and a current member of the VERAXA Board of Directors. “In VERAXA, we have found a unique opportunity to fulfill Voyager’s mission of scaling a transformational approach in the healthcare industry toward clinical readiness and market approval.”

About the Business Combination

On April 22, 2025, VERAXA entered into a definitive business combination agreement (the “Business Combination Agreement”) with Voyager Acquisition Corp., a Cayman Islands exempted company and special purpose acquisition company targeting the healthcare sector (NASDAQ: VACH, “Voyager”). Upon closing of the Business Combination, the combined company is expected to become a publicly traded company listed on NASDAQ trading under the symbol “VRXA”.

The description of the Business Combination contained herein is only a high-level summary and is qualified in its entirety by reference to the underlying documents filed with the Securities and Exchange Commission (the “SEC”). A more detailed description of the terms of the transaction has been provided in a proxy statement/prospectus filed with the SEC by Voyager on February 19, 2026.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ:VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory, a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit www.veraxa.com or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

About Xlife Sciences AG (XLS:SW)

Xlife Sciences is a Swiss company focused as incubator and accelerator on the value development and commercialization of promising research projects from universities and other research institutions in the life sciences sector, with the aim of providing solutions for high unmet medical needs and a better quality of life. The goal is to bridge research and development to the healthcare markets. Xlife Sciences takes carefully selected projects in the four areas of technological platforms, biotechnology/ therapies, medical technology, and artificial intelligence/digital health to the next stage of development and participates in their subsequent performance. For more information, visit https://www.xlifesciences.ch/en/home

About Voyager Acquisition Corp.

Voyager is a special purpose acquisition company with a bold mission: to revolutionize the healthcare sector through a merger, stock purchase, or business combination. Our team of experienced executives includes unparalleled expertise in investing, operations, and medical innovation, supported by a vast network of connections. With these strengths, we not only seek to drive success but commit to scaling companies to unprecedented heights in the healthcare industry. For more information, please visit https://www.voyageracq.com.

Advisors

Anne Martina is acting as sole M&A advisor to VERAXA. Duane Morris LLP is acting as legal counsel to VERAXA. Winston & Strawn LLP is serving as legal counsel to Voyager. Cantor Fitzgerald is acting as Voyager’s capital markets advisor.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Voyager or VERAXA, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Voyager’s or VERAXA’s future financial or operating performance. For example, statements regarding VERAXA’s anticipated growth and the anticipated growth and other metrics, statements regarding the benefits of the Business Combination, and the anticipated timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of Voyager and VERAXA are based on current expectations, estimates, forecasts, and projections about the industry in which VERAXA operates, as well as the beliefs and assumptions of Voyager’s management and VERAXA’s management. These forward-looking statements are only predictions and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the final prospectus of Voyager relating to its initial public offering filed with the SEC, and in the proxy statement/prospectus filed by Voyager and VERAXA on February 19, 2026, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Voyager; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond Voyager’s or VERAXA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, VERAXA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Voyager and VERAXA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Voyager and its management and VERAXA and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Voyager’s or VERAXA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Voyager, VERAXA, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain consents and approvals of the shareholders of Voyager, to obtain financing to complete the Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (iv) the failure to realize estimated shareholder redemptions, purchase price and other adjustments; and (v) other risks and uncertainties set forth in the filings by Voyager with the SEC. There may be additional risks that neither Voyager nor VERAXA presently know or that Voyager and VERAXA currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Voyager or VERAXA speak only as of the date they are made. None of Voyager or VERAXA undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

In connection with the Business Combination Agreement, Voyager and VERAXA have filed a proxy statement/prospectus of Voyager, and will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Voyager has filed or may file with the SEC in connection with the proposed transaction. The definitive proxy statement and other relevant materials for the proposed transaction have been mailed or made available to stockholders of Voyager as of a record date to be established for voting on the proposed transaction.

Before making any voting or investment decision, investors and stockholders of Voyager are urged to carefully read the entire registration statement, the proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, and the documents incorporated by reference therein, because they will contain important information about Voyager, VERAXA, and the proposed transaction. Voyager’s investors and stockholders and other interested persons can also obtain copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, other documents filed with the SEC that will be incorporated by reference therein, and all other relevant documents filed with the SEC by Voyager and/or VERAXA in connection with the transaction, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Voyager at the address set forth below.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG - Corporate
Christoph Antz, Ph.D. Chief Executive Officer, Co-Founder investors@veraxa.com

For Media and Investors – EU Mario Brkulj Valency Communications mbrkulj@valencycomms.eu

For Media and Investors – U.S.
Brandon Weiner ICR Healthcare VERAXA@icrhealthcare.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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